June 2, 2006


By facsimile to (858) 450-8499 and U.S. Mail


Douglas E. Scott, Esq.
Senior Vice President, General Counsel, and Secretary
SAIC, Inc.
10260 Campus Point Drive
San Diego, CA 92121

Re:	SAIC, Inc.
	Post-effective Amendment 1 to Registration Statement on Form
S-4
	Filed May 10, 2006
File No. 333-128022
Annual Report on Form 10-K for the fiscal year ended January 31,
2006
Filed May 1, 2006
File No. 333-128021

Dear Mr. Scott:

	We conducted a legal review only of the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. If applicable, comments on the S-4 are comments on the registration statement on Form S-1 that was filed by SAIC, Inc. or SAIC on September 1, 2005 and that SAIC intends to amend in early
June 2006.

2. We note that you intend to file in a second post-effective amendment the legality and tax opinions. Allow us sufficient time to review the opinions before the first and second post-effective amendments` effectiveness. To expedite our review, consider providing us draft copies of the opinions before filing them by amendment.

3. Explain the meaning of an abbreviation or acronym when introduced in the registration statement. For example, refer to "IDIQ,"
"GWAC,"
and "GSA" in the eleventh risk factor on page 35, and revise.

Risk Factors, page 31

4. Refer to the sixteenth risk factor. Explain clearly how the standby letters of credit and performance and offset bonding arrangements work. Explain what financial impact the Greek government`s recalling of these instruments could or would have on SAIC.

5. Refer to the sixteenth risk factor. Quantify the losses that SAIC has recorded on this contract and the amount of any revenue under the contract that is now in dispute.

Interests of Our Directors and Executive Officers in the Merger,
page
54

6. As revised, it is unclear whether the figures in the table on page
55 represent numerical or dollar amounts.  Please revise.

Arbitration Proceedings, page 100

7. Under (2) and (4) in the first paragraph, quantify the amount of any monetary damages sought. Under (2) in the second paragraph, quantify the amounts paid under the contract. Similarly, revise
"Legal Proceedings" on page 127.

Management, page 130

8. In the biographical paragraph of Mr. Mark W. Sopp on page 133, describe briefly his business experience during the past five years.
See Item 401(e)(1) of Regulation S-K.


Employment and Severance Agreements, page 139

9. Identify the key officers with whom Old SAIC has entered into severance agreements. We note the disclosure in the current report on Form 8-K dated and filed November 22, 2005 by Science
Applications
International Corporation that is incorporated by reference as exhibit 10.19.

Certain Relationships and Related Party Transactions, page 150

10. Describe briefly the services that W.A. Downing provided to SAIC.

Exhibits 10.20, 10.21, and 10.22

11. We are unable to locate the exhibits in the current report on Form 8-K dated and filed January 10, 2006 by Science Applications International Corporation. It appears that the exhibits should be incorporated by reference from the current report on Form 8-K dated and filed November 28, 2005 by Science Applications International Corporation. Please revise.

Closing

	File a post-effective amendment to the S-4 in response to the comments. To expedite our review, SAIC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SAIC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

      Before the amended registration statement is declared effective under section 8 of the Securities Act, SAIC should provide a letter filed as correspondence on the EDGAR system in which it acknowledges that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SAIC from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SAIC may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SAIC provides us in our review of the registration statement or in response to our comments on the registration statement.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Neal H. Brockmeyer, Esq.
	Ryan A. Murr, Esq.
	Sarah A. Solomon, Esq.
	Heller Ehrman LLP
	4350 La Jolla Village Drive
	San Diego, CA 92122



Douglas E. Scott, Esq.
June 2, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE